UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC   20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File No. 000-19884

LIQUID MEDIA GROUP LTD.

(Translation of registrant’s name into English)

#401, 750 West Pender Street, Vancouver, BC V6C 2T7  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F  ☐

Documents included as part of this Report:

Exhibit No.	Document

99.1	Notice of Change in Corporate Structure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUID MEDIA GROUP LTD.
(Registrant)

By:	/s/ Donna Moroney
Donna Moroney
Corporate Secretary

Date:	August 8, 2023